Aramark

Aramark Services, Inc.

and Guarantors

Aramark Tower

1101 Market Street

Philadelphia, Pennsylvania 19107

VIA EDGAR

January 9, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aramark
Aramark Services, Inc. and Guarantors
Registration Statement on Form S-4 (File No. 333-214954)

Dear Ladies and Gentlemen:

Aramark, Aramark Services, Inc. and the co-registrant guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Time, on January 12, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Joseph H. Kaufman of Simpson Thacher & Bartlett LLP at (212) 455-2948.

Very truly yours,

Aramark

By:	/s/ James J. Tarangelo
Name:	James J. Tarangelo
Title:	Vice President and Treasurer

Aramark Services, Inc.

By:	/s/ James J. Tarangelo
Name:	James J. Tarangelo
Title:	Treasurer

1st & Fresh, LLC
American Snack & Beverage, LLC
Aramark American Food Services, LLC
Aramark Asia Management, LLC
Aramark Business & Industry, LLC
Aramark Business Center, LLC
Aramark Business Dining Services of Texas, LLC
Aramark Business Facilities, LLC
Aramark Campus, LLC
Aramark Capital Asset Services, LLC
Aramark Cleanroom Services (Puerto Rico), Inc.
Aramark Cleanroom Services, LLC
Aramark Confection, LLC
Aramark Construction and Energy Services, LLC
Aramark Construction Services, Inc.
Aramark Consumer Discount Company
Aramark Correctional Services, LLC
Aramark Distribution Services, Inc.
Aramark Educational Group, LLC
Aramark Educational Services, LLC
Aramark Educational Services of Texas, LLC
Aramark Educational Services of Vermont, Inc.
Aramark Entertainment, LLC
Aramark Executive Management Services USA, Inc.
Aramark Facility Services, LLC
Aramark FHC Business Services, LLC

Aramark FHC Campus Services, LLC
Aramark FHC Correctional Services, LLC
Aramark FHC Healthcare Support Services, LLC
Aramark FHC Kansas, Inc.
Aramark FHC Refreshment Services, LLC
Aramark FHC School Support Services, LLC
Aramark FHC Services, LLC
Aramark FHC Sports and Entertainment Services, LLC
Aramark FHC, LLC
Aramark Food and Support Services Group, Inc.
Aramark Food Service of Texas, LLC
Aramark Food Service, LLC
Aramark FSM, LLC
Aramark Global, Inc.
Aramark Healthcare Support Services, LLC
Aramark Healthcare Support Services of the Virgin Islands, Inc.
Aramark Healthcare Technologies, LLC
Aramark Industrial Services, LLC
Aramark Japan, LLC
Aramark Management, LLC
Aramark Organizational Services, LLC
Aramark Processing, LLC
Aramark Rail Services, LLC
Aramark RBI, Inc.
Aramark Refreshment Group, Inc.
Aramark Refreshment Services, LLC
Aramark Refreshment Services of Tampa, LLC
Aramark Schools, LLC
Aramark Schools Facilities, LLC
Aramark SCM, Inc.
Aramark Senior Living Services, LLC
Aramark Senior Notes Company, LLC
Aramark Services of Kansas, Inc.
Aramark Services of Puerto Rico, Inc.
Aramark SM Management Services, Inc.
Aramark SMMS LLC
Aramark SMMS Real Estate LLC
Aramark Sports and Entertainment Group, LLC
Aramark Sports and Entertainment Services, LLC
Aramark Sports and Entertainment Services of Texas, LLC
Aramark Sports Facilities, LLC
Aramark Sports, LLC
Aramark Technical Services North Carolina, Inc.

Aramark Togwotee, LLC
Aramark U.S. Offshore Services, LLC
Aramark Uniform & Career Apparel Group, Inc.
Aramark Uniform & Career Apparel, LLC
Aramark Uniform Manufacturing Company
Aramark Uniform Services (Matchpoint) LLC
Aramark Uniform Services (Rochester) LLC
Aramark Uniform Services (Syracuse) LLC
Aramark Uniform Services (Texas) LLC
Aramark Uniform Services (West Adams) LLC
Aramark Venue Services, Inc.
Aramark WTC, LLC
Aramark/HMS, LLC
Brand Coffee Service, Inc.
Canyonlands Rafting Hospitality, LLC
D.G. Maren II, Inc.
Delsac VIII, Inc.
Filterfresh Coffee Service, LLC
Filterfresh Franchise Group, LLC
Fine Host Holdings, LLC
Harrison Conference Associates, LLC
Harrison Conference Services of North Carolina, LLC
Harry M. Stevens, LLC
Harry M. Stevens Inc. of New Jersey.
Harry M. Stevens Inc. of Penn
HPSI Purchasing Services LLC
L&N Uniform Supply, LLC
Lake Tahoe Cruises, LLC
Landy Textile Rental Services, LLC
Lifeworks Restaurant Group, LLC
MyAssistant, Inc.
New Aramark LLC
Old Time Coffee Co.
Overall Laundry Services, Inc.
Paradise Hornblower, LLC
Restaura, Inc.
Rocky Mountain Hospitality, LLC
Travel Systems, LLC
Yosemite Hospitality, LLC

By:	/s/ James J. Tarangelo
Name:	James J. Tarangelo
Title:	Treasurer

Aramark Aviation Services Limited Partnership

By: Aramark SMMS LLC, its General Partner

By: Aramark Services, Inc., its Sole Member

By:	/s/ James J. Tarangelo
Name:	James J. Tarangelo
Title:	Treasurer

Aramark Management Services Limited Partnership

By: Aramark SMMS LLC, its General Partner

By: Aramark Services, Inc., its Sole Member

By:	/s/ James J. Tarangelo
Name:	James J. Tarangelo
Title:	Treasurer